Exhibit 99.1

Avricore Health

Form 51-102F6V

STATEMENT OF EXECUTIVE COMPENSATION

(for the financial year ended December 31, 2018)

June 30, 2019

{00289507.2}

STATEMENT OF EXECUTIVE COMPENSATION

Pursuant to applicable securities legislation and in accordance with Form 51-102F6V – Statement of Executive Compensation – Venture Issuers ("Form 51-102F6V"), Avricore Health Inc. ("Avricore" or the "Company") is providing a summary of all annual and long-term compensation for services in all capacities to Avricore and its subsidiaries in respect of any individual who served as:  (a) the Company's chief executive officer (the "CEO"), including an individual performing functions similar to a chief executive officer, during any part of the financial year ended December 31, 2018; (b) the Company's chief financial officer (the "CFO"), including an individual performing functions similar to a chief financial officer, during any part of the financial year ended December 31, 2018; (c) Avricore's three other most highly compensated executive officers, if any, whose individual total compensation for the financial year ended December 31, 2018 exceeded $150,000; and (d) any individual who would have satisfied these criteria but for the fact that the individual was not serving as an executive officer of Avricore or its subsidiaries, nor acting in a similar capacity, at the end of the financial year ended December 31, 2018 (the "Named Executive Officers" or "NEOs").

During the financial year ended December 31, 2018, the following individuals were the NEOs of Avricore:

•Bob Sukhwinder S. Rai, CEO (appointed effective January 27, 2017);

•Rajshkumar Padhiyar, former interim CFO (appointed effective June 26, 2017 and resigned effective February 2, 2018);

•Dong Shim, former CFO (appointed effective February 2, 2018 and resigned effective September 16, 2018);

•Zula Kropivnitski, former CFO (appointed September 17, 2018 and resigned effective May 22, 2019;

DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

Oversight and Description of Director and Named Executive Officer Compensation

NEO Compensation

The principal objective of the Company's compensation policy is to attract and retain key executive officers that are considered critical to the growth and success of Avricore.  The Company's compensation committee (the "Compensation Committee"), in consultation with Avricore's executive officers, periodically reviews and makes recommendations to the board of directors of the Company (the "Board") in respect of compensation paid to Avricore's directors and executive officers, including salary, incentive and other compensation levels. Presently, the Company relies on discussions of the Board and the Compensation Committee without any formal objectives, criteria and analysis in determining compensation, which generally consists of base salary and grants of stock option awards under the Company's stock option plan dated effective September 15, 2017 (the "Option Plan"). The Company does not assess its compensation through benchmarks or peer groups at this time.

Elements of Compensation

Under the Company's compensation structure, compensation for executive officers may consist of:

Base Salary.  Base salary is currently the foundation of Avricore's compensation policy and is intended to compensate competitively based on the past experience of the executive, while taking into consideration Avricore's current level of development.  The desire is for base salary to be high enough to secure exceptional executives that can further the annual and long-term objectives of the Company, while at the same time not being excessive with a view to Avricore's available cash resources.  The Compensation Committee reviews salary levels periodically and may recommend adjustments to the Board, if warranted, as a result of competitive positioning, the stage of development of the Company or an increase in responsibilities assumed by an executive.

Stock Options.  The Board may also grant stock options under the Option Plan as part of an executive's compensation package. The primary objective of making stock option grants is to encourage executive officers to acquire an ownership interest in the Company over a period of time, thus better aligning the interests of executive officers with the interests of shareholders of the Company ("Shareholders"), and thereby discouraging excessive risk taking. Additionally, awards may be granted to help enhance the overall competitiveness of an executive's compensation package, where necessary, while helping maintain Avricore's available cash resources.

The Company considers various factors when determining the number of awards to be granted to specific individuals, including the level of responsibility and base salary level associated with the position held by such individual. The Compensation Committee periodically submits to the Board for approval its recommendations in respect of the number of stock options to be granted to specific individuals. When determining possible future stock option grants, the Board considers past grants. The Company uses the Black-Scholes model to determine the fair value of stock options on the date of grant.

Bonus.  From time to time, the Board may grant bonus awards to members of Avricore's management, in the form of cash or common shares in the capital of the Company (each, a "Common Share"), in light of the Company's accomplishments of certain milestones or achievements and the member's level of involvement in accomplishing such milestones or achievements.

Director Compensation

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may grant stock options to Directors as compensation for their services and to align their interests with those of the Company and may award special remuneration (cash or stock options) to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table (and notes thereto) sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by Avricore or its subsidiaries to each NEO and director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to a NEO or a director of the Company for services provided and for services to be provided, directly or indirectly, to Avricore or its subsidiaries for each of the Company's two most recently completed financial years.

Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Bob Sukhwinder S. Rai CEO and Director	2018	164,540	Nil	Nil	Nil	Nil	164,540
	2017	132,613(1)	Nil	Nil	Nil	148,125	280,738
Raj Padhiyar(2) Former Interim CFO	2018	37,833	Nil	Nil	Nil	Nil	37,833
	2017	Nil	Nil	Nil	Nil	Nil	Nil
Dong Shim, former CFO(3)	2018	5,400	Nil	Nil	Nil	47,100	52,500
	2017	Nil	Nil	Nil	Nil	Nil	Nil
Zula Kropivnitski, former CFO(4)	2018	17,500	Nil	Nil	Nil	Nil	17,500
David Hall Director	2018	N/A	N/A	Nil	Nil	Nil	Nil
	2017	N/A	N/A	Nil	Nil	56,768	56,768
Alan Arnstein Director	2018	N/A	N/A	Nil	Nil	Nil	Nil
	2017	N/A	N/A	Nil	Nil	25,383	25,383
Sherif Guorgui Director	2018	N/A	N/A	Nil	Nil	Nil	Nil
	2017	N/A	N/A	Nil	Nil	29,587	29,587
Dr. Robert Sindelar Director(5)	2018	N/A	N/A	Nil	Nil	17,208	17,208

Notes:

(1) The amount reported includes $126,613 earned by Mr. Rai for his role as CEO in 2017 and $6,000 earned by Mr. Rai for his role as a consultant to the Company in 2017. Mr. Rai did not collect any fees for his role as a director of the Company during the financial years ended December 31, 2017 and 2018.

(2) Mr. Padhiyar was appointed interim CFO effective June 26, 2017 and resigned effective February 2, 2018.

(3) Dong Shim was appointed CFO February 2, 2018 and resigned effective September 17, 2018.

(4) Zula Kropivnitski was appointed CFO September 17, 2018 and resigned effective May 22, 2019.

(5) Dr. Robert Sindelar was appointed as a director effective March 27, 2018.

Stock Options

The following table (and notes thereto) sets out all compensation securities granted or issued to each NEO and director of the Company by Avricore or any of its subsidiaries for the financial year ended December 31, 2018 for services provided or to be provided, directly or indirectly, to Avricore or any of its subsidiaries:

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)(2) (#) / (%)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at December 31, 2018 ($)	Expiry date
Dr. Robert Sindelar(3) Director	Stock Options	200,000 / 7.9	March 27, 2018	$0.24	$0.22	$0.10	December 6, 2023
Dong Shim(4) Former CFO	Stock Options	150,000 / 5.9	February 2, 2018	$0.35	$0.34	$0.10	February 2, 2023

Notes:

(1) Each stock option entitles the holder thereof to acquire, upon exercise, one Common Share.

(2) Percentage of class based on an aggregate of 2,539,000 stock options outstanding as at December 31, 2018.

(3) As of December 31, 2018, Mr. Sindelar held an aggregate of 200,000 stock options.

(4) As of December 31, 2018, Mr. Shim did not hold any stock options.

Exercise of Compensation Securities by Directors and NEOs

During the financial year ended December 31, 2018, the following NEO(s) and director(s) of the Company exercised compensation securities:

Exercise of Compensation Securities by Directors and NEOs

Name and position	Type of compensation security	Number underlying Securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Bob Sukhwinder S. Rai CEO and Director	Stock Option	131,000	0.22	December 19, 2018	0.09	- 0.13	$28,820

Stock Option Plans and Other Incentive Plans

The Company has adopted the Option Plan for Avricore's directors, officers, employees and consultants. The purpose of the Option Plan is to advance the interests of Avricore by encouraging the directors, officers, employees and consultants of the Company to acquire Common Shares, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentives in their efforts on behalf of the Company.

The Option Plan is administered by the Board. The Option Plan provides that options will be issued pursuant to option agreements which shall provide for the expiration of such options on a date not later than the maximum term permitted by the TSX Venture Exchange (the "Exchange").  Under the Option Plan, a maximum number of Common Shares issuable upon the exercise of all options granted under the Option Plan shall not exceed ten percent (10%) of the issued and outstanding Common Shares, from time to time, provided that options may not be granted to an individual director, officer or employee to purchase a number of Common Shares equalling more than five percent (5%) of the issued Common Shares in any twelve-month period unless Avricore has obtained disinterested Shareholder approval in respect of such grant and such grant meets Exchange requirements. Options may not be granted if the exercise thereof would result in the issuance to any one consultant or any one person employed to provide investor relations services in any twelve-month period of more than two percent (2%) of the issued Common Shares. Options issued pursuant to the Option Plan will have an exercise price determined by the directors of the Company, provided that the exercise price shall not be less than the price permitted by the Exchange.

Options granted under the Option Plan are non-transferable, non-assignable and expire on the earlier of the period set by the directors of the Company (not to exceed a maximum term of ten (10) years from the date of grant) or the date determined by the Board, on or after the date the optionee ceases to be an officer, director, employee or consultant of the Company. In the event of the death of an optionee, options held by such optionee will expire on the earlier of the period set by the directors of the Company (not to exceed the maximum term permitted by the Exchange) or one (1) year from the date of such optionee's ceasing to be an officer, director, employee or consultant of the Company due to death.

The Option Plan was last approved by Shareholders at Avricore's annual general and special meeting held on September 15, 2017. In accordance with Exchange rules, Avricore is required to obtain Shareholder approval of the Option Plan annually at the Company's annual general meeting.

Employment, Consulting and Management Agreements

Mr. Rai provides the Chief Executive Officer services to the Company through a consulting agreement dated November 16, 2018 (the "New CEO Agreement"). Pursuant to the New CEO Agreement, Mr. Rai was entitled to receive benefits commensurate with those that Avricore offered to its other executive officers and directors for his services as CEO and a director of the Company. The New CEO Agreement also provides for 20 days of paid vacation, a base annual salary of $150,000, a $1,000 monthly allowance as an automobile allowance, and an annual bonus at the discretion of the Board. The Company may immediately terminate this New CEO Agreement and the Consultant's engagement with the Company at any time for just cause, without notice or pay in lieu of notice or any other form of compensation, severance pay or damages. The Company may voluntarily terminate the New CEO Agreement at any time without just cause by giving the Consultant twelve (12) months' written notice of termination or payment in lieu thereof (the "Company Notice Period"), such payment to be paid to the Consultant in full in a single lump sum cash payment no later than the date of termination. In the event that any greater notice period is required under the Employment Standards Act, RSBC, 1996, c 113 (or similar applicable employment legislation), then the Company Notice Period shall be increased to the minimum notice period required under such legislation. In the event of a change of control, the Consultant may terminate the New CEO Agreement within ninety (90) days of such change of control by providing written notice to the Company and thewritten notice to the Company and the

(i) any accrued benefits; and

(ii) a severance amount equal to 1.5 times the sum of: (A) the Consultant's then base salary; and (B) the higher of (x) the Consultant's then current annual bonus and (y) the highest variable pay and average Annual Bonus over the last two (2) years received by the Consultant from the Company for the two (2) fiscal years last ending prior to such termination, which severance amount is payable in a single lump sum cash payment immediately following the date of termination.

Had Mr. Rai's consulting agreement been terminated on December 31, 2018 without just cause by the Company, Mr. Rai would have been entitled to a payment of $150,000 in lieu of notice from Avricore under the consulting agreement.

From January 27, 2017 to November 16, 2018, Mr. Rai received a monthly compensation for his services as CEO pursuant to a consulting agreement dated January 27, 2017. Pursuant to the consulting agreement, Mr. Rai was entitled to receive benefits commensurate with those that Avricore offered to its other executive officers and directors for his services as CEO and a director of the Company. The Company could terminate the consulting agreement at any time by providing fifteen (15) days' written notice, or providing a lump sum payment in lieu of notice.

Prior to his appointment as CEO, Mr. Rai received a monthly salary for his services as a consultant to the Company pursuant to a consulting agreement dated October 1, 2016. The consulting agreement provided for Mr. Rai to be paid a monthly fee of $6,000 plus applicable taxes and reimbursement of out-of-pocket expenses incurred on behalf of Avricore. The consulting agreement was terminated effective January 27, 2017 in connection with Mr. Rai's appointment as CEO.

External Management Companies

Pursuant to a management agreement (the "Management Contract") between the Company and Preakness Management Ltd. ("Preakness"), Preakness agreed to provide management, accounting and administrative services, including the services of the CFO, Zula Kropivnitski, to Avricore in consideration for a monthly fee of $5,000, plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company. During the most recently completed financial year ended December 31, 2018, Avricore paid $17,500 to Preakness pursuant to the Management Contract.

Pension Disclosure

The Company does not provide pension benefits to the NEOs or directors of the Company.